UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 000-53754
NOTIFICATION OF LATE FILING
CUSIP NUMBER 92927N106

(Check One)	☐ Form 10-K ☐ Form 20-F	☐ Form 11-K ☐ Form 10-Q	☐ Form 10-D ☐ Form N-CEN
☒ Form N-CSR
For Period Ended: September 30, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

360 Funds

Full Name of Registrant

Former Name if Applicable

4300 Shawnee Mission Parkway, Suite 100

Address of Principal Executive Office (Street and Number)

Fairway, KS 66205

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Report on Form N-CSR for the period ending September 30, 2019 (the “Form N-CSR”) because of unanticipated delays that could not be eliminated by the registrant without unreasonable effort or expense. The delay relates to the audit of one of the Registrant’s portfolio companies that is an unregistered fund that has had a change in administrator during the fiscal year and has not gone through its own audit. The new administrator for the unregistered fund is in the process of providing data in conjunction with the Registrant’s audit to the Registrant’s auditor. In addition, the auditor of the unregistered fund is anticipated to provide certain information necessary for the Registrant’s auditor to close out the audit of the Registrant, which is anticipated to occur by the 20th of January.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Larry Beaver (Name)	(877) (Area Code)	244-6235 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒  No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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360 Funds
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date January 10, 2020	By:	/s/ Randy Linscott
Principal Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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